SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(g) of
The Securities Exchange Act of 1934

WESTSPHERE ASSET CORPORATION, INC.
(Exact name of registrant as specified in its charter)
COLORADO (State or other jurisdiction of incorporation or organization)	98-0233968 (I.R.S. Employer Identification No.)

Suite 212, 214 11th Ave. S.E., Calgary, Alberta Canada (Address of principal executive offices)	(T2G 0X8) (Zip Code)

(403) 290-0264

Registrant's telephone number, including area code

Securities to be registered pursuant to Section 12(b)of the Act:
COLORADO Tile of each class to be so registered: __NONE____	Name of each exchange on which each class is to be registered __NONE____

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Class

Common Stock, 50,000,000 shares

TABLE OF CONTENTS
ITEM 1. DESCRIPTION OF BUSINESS	1
General Description and Development of Business	1
The Registrant's Business	2
a. Business of Vencash Capital Corporation	2
1. ATM/ABM Business in Canada	2
2. The Entry of Vencash into the ATM/ABM Business	3
b. Business of Westsphere Financial Group	6
Other Requested Information	7
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION AND RESULTS OF OPERATIONS	8
Results of Operations	9
Cash Flows	10
Changes in Financial Position	10
Comparison of Results of Operations for the Fiscal Period ended December 31, 1998 and 1999 and subsequent quarters ended March 31, 2000 and June 30, 2000	11
Liquidity	11
Short Term	11
Long Term	11
Capital Resources	11
ITEM 3. DESCRIPTION OF PROPERTIES	12
Principal Plants and Other Property	12
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	12
ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	14
Directors and Officers of the Registrant and its Subsidiaries	14
a. Management of The Registrant	14
b. Management of Vencash Capital Corporation (a wholly-owned subsidiary of the Registrant)	15
c. Management of Westsphere Financial Group Ltd. (a wholly-owned subsidiary of the Registrant)	15
d. Management of VC/POS/ATM Services Inc. (a wholly-owned subsidiary of the Registrant)	16
Identification of Significant Employees	16
ITEM 6. EXECUTIVE COMPENSATION	17
Cash Compensation	17
Compensation Pursuant to Management Contracts	18
Other Compensation	18
Compensation of Directors	18
Termination of Employment and Change of Control Arrangements	18
Key Employees Incentive Stock Option Plan	18
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	19
ITEM 8. DESCRIPTION OF SECURITIES	20
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATION STOCKHOLDER MATTERS	21
Stockholders	21
Dividends	21
ITEM 2. LEGAL PROCEEDINGS	21
ITEM 3. CHANGES IN AND DISAGREMEENTS WITH ACCOUTNANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	21
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES	21
ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS	22
FINANCIAL STATEMENTS AND EXHIBITS	24
Financial Statements	24
INDEX TO FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES	24
Reports of Independent Public Accountants	24
Financial Statements	24
Consolidated Balance Sheets	24
Consolidated Statements of Operation	24
Statement of Equity	24
Statement of Cash Flows	24
Notes to Consolidated Financial Statements	24
Supplemental Statements	24
EXHIBIT INDEX	24

 ITEM 1. DESCRIPTION OF BUSINESS

General Description and Development of Business

On July 21, 1998, Westsphere Asset Corporation, Inc., a Colorado corporation (the "Registrant"), was incorporated under the laws of the State of Colorado, under the name of Newslink Networks TDS, Inc.

The Registrant was incorporated for the business of providing news services on an international basis to paying clients. No business was undertaken by the Registrant and management determined to seek other business opportunities.

On December 4, 1998 after a review of opportunities available due to the privatization of ATMs and "point-of-sale" electronic transfer transaction processing, the Registrant entered into an option agreement with 3 Ocean Investment Corporation, a Belize corporation, to acquire a minority interest in Vencash Capital Corporation, an Alberta Corporation ("Vencash Capital"). The option agreement called for the exchange by the Registrant of a total of 4,800,000 shares of its common stock for 8 shares of the is

On December 7, 1998, the Registrant executed a share exchange agreement with MacDonald Venture Corporation, Mr. Joseph Bowser and Mr. Robert L. Robins to exchange a total of 4,800,000 common shares of the Registrant for 33 capital shares of Vencash Capital, which related to 33% of the capital shares of Vencash Capital. The share exchange included the assignment of a promissory note in the amount of $3,480 ($6,000 CDN). The exchange of shares contemplated by this agreement was completed on December 12, 19

On December 17, 1999, the Registrant acquired the remaining fifty-nine percent (59%) of Vencash Capital from various arms-length shareholders of Vencash Capital by way of a share exchange whereby the Registrant issued a total of 1,770,000 common shares in exchange for 59 shares of the common stock of Vencash Capital.

Vencash Capital Corporation was incorporated in the Province of Alberta, Canada on October 2, 1996 as 711635 Alberta Ltd. On June 3, 1998, 711635 Alberta Ltd filed with the Registrar of Company's a certificate of amendment, 711635 Alberta Ltd. whereby it changed its name to Vencash Capital Corporation. On September 23, 1998, Vencash Capital incorporated a subsidiary a Vencash Financial Corporation ("Vencash Financial") as a federal corporation under the laws of Canada. In July 1998 Ve

On April 23, 1999 the Company changed its name to "Westsphere Asset Corporation, Inc."

On May 18, 1999, the Registrant formed a wholly owned subsidiary, Westsphere Financial Group Ltd. to lease ATMs to Vencash Capital customers. (See "-Business of Westsphere Financial Group Ltd.. ("Westsphere Financial") below.)

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On May 16, 2000, the Registrant incorporated VC/POS/ATM Services Inc. ("Services") under the laws of the Province of Alberta for the purpose of providing servicing for ATM machines and sales and servicing for the POS (point of sale) market. At this time, Services has no active business. (See "-Business of VC/POS/ATM Services Inc". below.)

On May 16, 2000, the Registrant incorporated 880487 Alberta Ltd. ("880487") under the laws of the Province of Alberta. At the present time, 880487 has no active business. (See "-Business of 880487 Alberta Ltd." below.)

On August 1, 2000, the Registrant acquired a 5% interest in E Debit International Inc. for $1,350 cash ($2,000.CDN). E Debit International Inc. a provider of pre-paid debit cards. (See "-Business of E Debit International Inc." below .)

The Registrant's Business

.)

The Registrant provides financial services and packages to its subsidiaries and also conducts or intends to conduct its operations through its wholly-owned subsidiaries, Vencash Capital, Westsphere Financial, Services and 880487, and through its 10% owned subsidiary, Kan-Can and through its 5% owned subsidiary E Debit. (See "-General Description and Development of Business".)

a. Business of Vencash Capital Corporation

Vencash Capital Corporation has a contracted switching service allowing Vencash Capital to participate within the Canadian INTERAC system as a Channel. Vencash also contracts with Triton Systems, Inc. who supplies ATM equipment. (See "Other Requested Information - TNS Smart Network Inc. contract - TCS (Canada) Limited Contract - Triton Systems, Inc. contract").

1. ATM/ABM Business in Canada

(a) Background of the ATM/ABM Business

In the latter part of 1997 something revolutionary quietly took place within the Canadian Banking and Financial sectors of Canadian industry. In the financial industry, events evolve slowly. This is especially true in the release of proprietary control involving banking institutions. Canadian financial institutions have been on the cutting edge of new technology particularly in regard to online computer banking. Advances originating from the introduction of credit card services evolved to the installation of commercial point of sale management systems across the country and the development of the Canadian INTERAC system. Full online banking services now allow 24-hour customer banking availability which was a major expansion from the original banking concepts. This also provided for full bank service availability from remote site locations throughout Canada.

Slowly evolving online financial technology being pursued by the institutional financial sectors has been confronted by the explosive growth of computer-based commerce. The internet and the huge expansion of computer generated online commerce has shifted a significant amount of consumer financial services from conventional banking and financial institutions to non traditional and new and innovative virtual based methods of doing financial business. Indeed, technological advances have been one of the primary reasons for the explosive and dynamic profits being produced by Canadian conventional financial institutions in the past five years.

In late 1997 non-conventional banking participation and private ownership of automated banking/teller machines (ABMs/ATMs) was authorized allowing for participation within the Canadian INTERAC system. The implications of private ownership and participation within this technologically based commerce have been significant.

Many Canadian companies pursued participation in the burgeoning field of marketing, distribution, selling, and leasing cash dispensing equipment recognized in the market place as ATMs, ABMs, white label machines or cash vending machines for private ownership.

A "switch" is a computer system that receives requests for financial transactions from ATM terminals, "point-of-sale" or electronic transfer terminals in retail businesses, and routes those transaction requests to and from ATM devices and financial institutions for final transaction processing and/or authorization. In Canada the Canadian INTERAC network coordinates this activity. Under recent deregulation, non-financial institutions who as members of INTERAC, are allowed to be an indirect connector. They provide switching services for shared cash dispensing, data processing, and other associated services in connection with the network, switches, gateways and operation of electronic data capture equipment including automated banking/teller machines. Pursuant to the rules and regulations set out by INTERAC and current switch technology, a switch can process up to 10,000 transactions at any given time.

2. The Entry of Vencash into the ATM/ABM Business

Vencash Capital identified the opportunities brought about by the privatization of the ATM/ABM business. During December 1997, the first privately owned ATMs were placed in Western Canada. In July 1998, Vencash Capital entered the "white label" ATM/ABM market place. Vencash contracted with TNS Smart Network Inc. of Etobicoke, Ontario, a company providing switching services to the industry and became the seventh (7th) Canadian Channel authorized to participate within the Canadian INTERAC system. By March 1999, Vencash Capital had placed and held under its management 90 ATMs across Canada, most notably in the Provinces of Ontario, British Columbia and Alberta. Of the ATM's, 10 units are owned by Vencash Capital Corporation, 52 units are site owned and 28 units are investor owned. The Registrant reached an agreement with Vencash Capital to fund by way of lease and loan agreements the expansion of Vencash's placement of ATMs. By the year-end of 1999, through Westsphere's financial assistance, Vencash expanded management and ownership from 90 units to a total of 102 ATMs across Canada, increasing its network to the Maritime provinces by establishing two new distributorships, one in Prince Edward Island and one in New Brunswick.

At present, Vencash Capital acts as a "Channel" which contracts in financial electronic transfer responsibilities with a "Switch" (TNS Smart Network Inc. ). Vencash Capital intends to expand its existing ATM business with a view to grow its ATM terminal placement network to the point of developing Vencash Capital into a self sufficient "Switch" associated directly with the Canadian INTERAC network. The opportunities for the Registrant to become a switch are of foremost importance to management and they have given this project the highest priority.

3. Current Stage of Corporate Development

It is the opinion of the Registrant's management that the acquisition of Vencash has brought a very significant opportunity to the fore with positive returns having been achieved in a very short period. The Registrant will focus on supplying the required funding for the growth of its leasing of equipment to Vencash customers through its wholly owned subsidiary Westsphere Financial Group Ltd. (See - Business of Westsphere Financial Group Ltd.) to allow for the growth of the Vencash distribution network.

4. Growth Strategy & Market Niche

Vencash management's plan is to capture immediate dramatic growth within the ATM/ABM market place in five ways:

a. The purchase and placement of three hundred ATM units over the next fifteen (15) months to be staged in quarterly

b. Work with Westsphere Financial Group Ltd. in order to obtain the financing for further site placement by having Westsphere Financial provide the funding for leasing and purchase contracts which will allow the Company to meet its goals to place units and to capture the front end revenues.

c. Move to become a non-financial institutional member of INTERAC and an indirect connector. This will allow Vencash to provide switching services for shared cash dispensing, data processing and other associated services in connection with the network, switches, gateways and operation of electronic data capture equipment, including but not limited to ATMs/ABMs and "point of sales" terminals

d. To grow the regional distribution network

e. To source potential merger candidates, strategic alliances and joint venture partners in like businesses in the industry.

5. The Market for ATM's

- 60% of Americans between the ages of 25-34 and 51% between the ages of 35-49 use ATMs at least 8 times a month.

- indoor freestanding ATMs are most widely used

- the average amount of money withdrawn from an ATM is $60.00, with $20.00 being the most common.

- by the year 2000, approximately 158,000 ATMs will be installed in the US and 937,000 worldwide

- 40% of users visit an ATM 10 times a month

- 60% of Americans earning over $40,000 a year use ATMs

- 24 hour access is the #1 reason for ATM use

- Friday is the most popular day for ATMs

- An ATM customer will spend 20-25% more than a non-ATM customer.

6. Competitors

(a) Direct Cash - is one of Canada's largest ATM companies with approximately 900 machines in operation. They have offices and distribution centers in all of the major cities across Canada. Direct cash sells and services Triton, Cross and NCR equipment.

(b) Frisco Bay - a large ATM corporation with cross business in supplying security systems to private residences and corporations. They have approximately 900 to 1000 machines in service. They sell and service Triton, DiBold, and NCR equipment.

(c) Laser Cash - is another large operator with approximately 600 machines in service. This company also has distribution across Canada with head office in Mississauga, Ontario. The majority of their market is in Eastern Canada. They primarily sell the Triton line of equipment.

(d) Cash N Go - this is a very aggressive smaller company based in Edmonton, Alberta. They have recently purchased a mini-switch and are in the process of acquiring smaller companies to use their switch. Cash N Go has about 300 machines in operation at this time. They primarily sell the Triton equipment line.

(e) Cash Station - A Calgary based company with approximately 110 machines in service across Western Canada. They sell Triton and Cross equipment.

(f) Meta 4 - a long time Canadian Company with security and cash vending equipment. They have approximately 1000 machines in operation and sell primarily DiBold ATMs.

(g) Express Cash - Vancouver based company selling Triton machines. They have approximately 200 to 250 machines in service in Western Canada.

(h) Canadian ABM - Toronto based company that primarily sells NCR equipment. Approximately 150 machines in service.

(i) Ready Cash - this Company is owned by one of Canada's primary banks, the Canadian Imperial Bank of Commerce. They are placing "white label" machines in many locations in Eastern Canada. At present it is unknown how many machines they have in service. They use Triton, Cross and NCR equipment.

7. Competitive Advantages

While there are a number of competitors in the business, many of whom have substantially more equipment in the market than Vencash, the management of Vencash expects to make a rapid move to expand the business operations of Vencash by the sourcing of acquisitions in not only the ATM industry but also in the " point of sale " industry.

At present operating throughout Canada there are approximately 5,500 to 6,000 privately owned and managed ATM's outside of the Canadian banking infrastructure. Management has estimated the potential market for ATM placement in Canada to be approximately 15,000 units in 12,000 site locations. This observation is supported by the ATM Industry Association findings.

Successful new participants in this market have demonstrated that customers will switch in response to better quality in relation to price and a more responsive and dependable customer service. Vencash is an exclusive distributor of Triton Systems Inc.'s equipment which allows for significant pricing advantages. An aggressive marketing and distribution network development is currently underway with expansion planned in Vencash established areas of influence as well as expansion outside of those areas.

Management intends to invest in market research and product development to improve continually products and follow-on products. Follow-on will be introduced into developed markets before existing products enter the declining stage of their life cycles.

Management believes that information, knowledge and service are the most valuable assets our employees, agents, distributors and their customer base can be given. Service and information dissemination will remain the priority for the management team, every employee, distributor and strategic partner. Information processing and communications systems will integrate all components of our internal and external operations.

Groups consisting of management, staff, strategic partners will meet regularly to review operations and discuss ways to improve the quality of current products and services, develop new products and services and streamline delivery processes, control costs, improve relationships with suppliers, distributors, dealers and above all customers. It is management's belief that the Registrant's information- integrated operations will result in the following benefits to the Company:

  Independent decision-making with minimum supervision
  Highly involved and motivated people with minimum staff turnover
  Maximum productivity and cost efficiency
  Maximum inventory and receivables turnovers and positive cash flow
  "Premium" product quality
  Total customer satisfaction

8. Employees and Agency Agreements

Vencash Capital Corporation has 6 full time employees working in their offices in Calgary, Alberta.

Vencash Capital Corporation executes various agent and/or distributor agreements for territories within Canada.

9. Major Suppliers

Vencash Capital Corporation has an exclusive agreement with Triton Systems, Inc. which was executed on June 8, 1998. The agreement has certain requirements for the placement of equipment by Vencash.

10. Processing Agreements

Vencash Capital Corporation has processing agreements as follows:

TNS Smart Network Inc. executed October 28, 1998

TCS (Canada) Ltd., executed June 24, 1999.

b. Business of Westsphere Financial Group Ltd.

On May 18, 1999, the Registrant incorporated Westsphere Financial Group Ltd. a company incorporated pursuant to the laws of the Province of Alberta, Canada ("Westsphere Financial"), as a wholly owned subsidiary to provide lease financing for ATM machines to Vencash Capital and to provide lease financing to independent equipment purchasers who may or may not be contracted with Vencash Capital. Since incorporation, Westsphere Financial has entered into two leases with independent ATM lessees and two in-house finance contracts with independent ATM owners. Presently Westsphere Financial has no further capital resources available to carry on its intended business, however, it could seek funds from the Registrant, other financial institutions or equity investors should leasing opportunities become available. Westsphere Financial is presently negotiating for a line of credit with a financial institution which would allow for substantial expansion of its business operations.

c. Business of Kan-Can Resorts Ltd. (Kan-Can)

Kan-Can Resorts Ltd. ("Kan-Can") was incorporation under the provisions of the Business Corporations Act in the Province of Alberta on June 28, 1988. Kan-Can acquired a 332 acre Province of Alberta, Canada recreational land lease. The annual cost of the lease is $5,300 approximately. The term of the lease expires on October 31, 2004. Kan-Can sublet the 332 acres to Alpine Resort Haven Ltd. ("Alpine") for an annual fee of $32,000 plus property taxes. The sublease expired on the same date as the head lease held by Kan-Can.

Alpine was created as a limited partnership with Kan-Can appointed as the General Partner and owning 74% of Alpine Resort Haven Ltd. ("Alpine"). Alpine constructed and operated a time share resort on the leased land. Alpine was petitioned into bankruptcy, April, 2000. See- Legal Proceedings

d. Business of VC/POS/ATM Services Inc.

On May 16, 2000, the Registrant incorporated VC/POS/ATM Services Inc. a company incorporated pursuant to the laws of the Province of Alberta, Canada ("Services"), as a wholly owned subsidiary to provide ATM services and point of sale to the industry. Services has had no business activity to the date of this Registration Statement.

e. Business of 880487 Alberta Ltd.

On May 16, 2000, the Registrant incorporated 880487 Alberta Ltd. a company incorporated pursuant to the laws of the Province of Alberta, Canada ("880487"), as a wholly owned subsidiary. 880487 is a shelf registration and has had no business activity since its incorporation.

f. Business of E Debit International Inc.

E-DEBIT INTERNATIONAL INC (EDI) was founded in 1999 to meet the payment system needs of current and potential online shoppers. This was to be accomplished by developing and marketing a secure, anonymous online payment system that can be used with confidence by every online consumer and merchant. EDI has made significant progress in this regard and is currently preparing to market a revolutionary new payment system that will greatly benefit consumers and merchants alike.

The E-DEBIT card allows consumers to access EDI's revolutionary, patent protected online payment system. This payment system utilizes existing electronic funds transfer protocols, allowing consumers to shop online without a credit card. The E-DEBIT card, like cash, is denominational; it is available in fixed dollar values (ranging from $20 to $500). As a further similarity to cash, the E-DEBIT card allows for complete anonymity. When a consumer makes an online purchase using an E-DEBIT card, no information is given to the merchant during thee course of the purchase unless; it is actively given by the consumer. Customers will be able to purchase E-DEBIT cards at E-DEBIT Internet kiosks and at selected retail locations worldwide.

Other Requested Information

(1)-(2) Distribution methods; Status of publicly announced products. Vencash Capital presently has seven (7) distributors of its equipment, products and services, under license across Canada and five (5) contracted sales persons in the Province of Alberta, Canada. Vencash Capital is one of ten nation-wide companies involved in the private ATM/ABM market in Canada. The expansion of the present operation of Vencash Capital will allow for vertical integration of other opportunities for the Registrant to supply financial services and packages, which can be marketed in conjunction with the ATM placement network

(3) Competitive Conditions. The white label ATM business is highly competitive. The Registrant faces competition from large numbers of companies engaged in the selling and servicing of ATM products in all areas in which it may attempt to operate in the future. Many of the programs and companies so engaged possess greater financial and personnel resources than the Registrant and therefore have greater leverage to use in developing technologies, establishing plants and markets, acquiring prospects, hiring personnel and marketing. Accordingly, a high degree of competition in these areas is expected to continue. The major banks could aggressively enter the "white label" market and the Registrant could not overcome or compete with them due to their financial and corporate strength.

(4) Sources of raw materials and names of technologies - None.

(5) Dependence on one or a few customers - None. The Registrant has a large number of customers and a large geographical area in which to market its products.

(6) Patents - None.

(7)-(8) Need for Governmental Approval; Government Regulations - There are no specific governmental laws, rules or regulations that are applicable to the Registrants' operations or those of its subsidiaries. The Registrant is subject to the terms and conditions applicable to channels as forth by the INTERAC network system.

(9) Registrant Sponsored Research and Development - None.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION AND RESULTS OF OPERATIONS

At present, the Registrant earns its income through its wholly owned subsidiaries, Vencash Capital Corporation and Westsphere Financial Group Ltd. Management is of the opinion that they will have sufficient funds from the operations of these two subsidiaries to continue operations. Capital from equity issues or borrowing may be required to fund future expansion of the Registrant's business or the business of its subsidiaries.

During the year ended December 31, 1998, the Registrant raised $100 by way of a Regulation S private placement of 1,000 shares at $0.10 per share and issued a total of 4,800,000 shares of common stock at a deemed value of $0.002 per share ($9,600.00) and 4,800,000 shares of common stock at a deemed value of $0.02 per share ($96,000.00) subject to the terms of share exchange agreements between the Registrant and certain of the shareholders of Vencash Capital Corporation, whereby the Registrant acquired 41% of the issued and outstanding shares of Vencash Capital Corporation, a Company in the business of selling and installing cash vending machines throughout Canada.

During the year ended December 31, 1999, the Registrant raised $172,155 by way of a 504 offering under Regulation D by the sale of 512,036 Units of stock, each Unit consisting of one share of common stock and one share purchase warrant exercisable into common stock at $1.00 per share and issued a total of 1,770,000 common shares at a deemed consideration of $35,400. in exchange for 59 shares of Vencash Capital Corporation making Vencash Capital Corporation a wholly owned subsidiary of the Registrant.. During the year ended December 31, 1999, the Registrant issued a total of 290,000 shares at a deemed consideration of $0.32 per share in exchange for 10% of the total outstanding shares of Kan-Can Resorts Ltd. The 10 percent share position has anti-dilution provisions whereby Westsphere Asset Corporation cannot be diluted below a continuing 10 percent (10%) interest.

During the year ended December 31, 1999 the Registrant entered into two debenture agreements for $25,600 and $80,000 respectively which provide for all or part of the three year debt to be converted into Units of the Registrant upon written request by the note holder during a three year period. All or a part of the principal sum owing under this debenture may be converted into units of the Registrant at and for a deemed price of $0.20 per unit in the first year, $0.30 per unit in the second year and $0.75 per unit in the third and final year. Each unit consists of one common share of the Company and one three -year non-transferable, detachable share purchase warrant entitling the debenture holder to acquire one additional common share in the Company at the exercise price of $0.30 per share up to twelve months from date of conversion and at an exercise price of $0.75 per share up to twenty-four months from date of conversion and at an exercise price of $1.00 per share up to thirty-six months from date of conversion.

During the three month quarter ended March 31, 2000, the Registrant raised $84,459 by way of a 90 day term loan bearing interest at the rate of 8% payable. During the three month quarter ended March 31, 2000 the $80,000 debenture holder converted its debenture and the Registrant issued 400,000 Units, each unit consisting of one share of common stock of the Registrant and one share purchase warrant exercisable pursuant to the above described terms of the warrants.

During the three month quarter ended June 30, 2000, the Registrant entered into a debenture agreement for $62,331 which provides for all or part of the three year debt to be converted into Units of the Registrant upon written request by the note holder during a three year period. All or a part of the principal sum owing under this debenture may be converted into units of the Registrant at and for a deemed price of $0.20 per unit in the first year, $0.30 per unit in the second year and $0.75 per unit in the third and final year. Each unit consists of one common share of the Company and one three (3) year non-transferable, detachable share purchase warrant entitling the debenture holder to acquire one additional common share in the Company at the exercise price of $0.30 per share up to twelve months from date of conversion and at an exercise price of $0.75 per share up to twenty-four months from date of conversion and at an exercise price of $1.00 per share up to thirty-six months from date of conversion.

Results of Operations

During its initial period of operations ended December 31, 1998, the Registrant effected a share exchange to acquired a forty-one (41%) interest in Vencash Capital Corporation for a deemed value of $105,600 and the assignment of a promissory note payable by Vencash Capital Corporation in the amount of $3,840. On December 17, 1999, the Registrant effected a share exchange to acquire the remaining fifty-nine (59%) of Vencash Capital Corporation by the issuance of 1,770,000 common shares for a deemed value of $35,400. The Registrant expended a total of $2,988 on incorporating costs and consulting fees.

During the period of operations ended December 31, 1999, the Registrant entered into debenture agreements to raise a total of $105,600; $80,000 on January 19, 1999 and $25,600 on June 30, 1999. During the year ended December 31, 1999 the Registrant completed a 504 offering under Regulation D to raise total funds of $10,880 and purchased promissory notes from various Vencash note holders for a total purchase price of $161,275. In May, 1999, the Registrant incorporated Westsphere Financial Group Ltd. ("Westsphere Financial") as a wholly owned subsidiary to provide lease and finance funding for cash vending machines. In June 1999, the Registrant acquired a 10% interest in Kan-Can Resorts Ltd. by way of the issuance of 290,000 common shares of the Registrant at a deemed value of $92,800. Kan-Can was the holder of a 332 acre recreational land lease from the Province of Alberta, Canada. Kan-Can sublet the land to Alpine Resort Haven Ltd. for an annual lease fee of $32,000 plus taxes. On December 17, 1999, the Registrant effected a share exchange to acquire the remaining fifty-nine (59%) of Vencash Capital Corporation by the issuance of 1,770,000 common shares for a deemed value of $35,400. As of December 31, 1999, Westsphere Financial generated a gross profit of $8,351. from its leasing activities. During the period ended December 31, 1999 the Registrant expended a total of $44,841 in general and administrative costs, the majority to travel expenses and consulting fees.

During the six month period ended June 30, 2000, one of the debenture holders exercised its conversion rights under the debenture and converted $80,000 to 400,000 units of the Registrant at $0.20 per share. The Registrant raised $84,459 by way of a 90 day term loan bearing interest at the rate of 32% per annum, payable quarterly. As at the date of the filing of this Registration Statement the loan was due and payable and no arrangements had been made for extension but the note holder has not called for payment of the note. During the period of operations ended March 31, 2000, the Registrants had gross profits $183,842, the majority of which was derived from surcharges and sales of ATM machines. The Registrant also expended a total of $189,400 in general and administrative costs to the period ended March 31, 2000. The majority of the administrative costs were paid to salaries and benefits, switch fees, travel and vehicle expenses.

Cash Flows

The Registrant generated no revenue for the period of operation ended December 31, 1998 due to the acquisition of the subsidiary at the end of the year. During the period of operations ended December 31, 1999, the Registrant and its subsidiaries generated a net loss of $29,747. Since the Registrant did not acquire a controlling interest in Vencash Capital Corporation until December 17, 1999 no profit or loss is accounted for Vencash's operations in the Registrant's December 31, 1999 financial statements. The Registrant and it's subsidiaries generated a net profit of $7,406 for the six (6) month period ended June 30, 2000. Therefore, the Registrant and its subsidiaries are dependent upon private placements, loans and/or joint venture arrangements, to fund future operations until it develops sufficient revenue from its assets. Current budgets project a substantial increase in profits for the final quarter of the year 2000. This profit is expected to be generated by the surcharges collected from ATM machines and the sale of ATM machines.

If such profits are not generated and cash flows are not sufficient to fund ongoing operations and the Registrant is not successful in sourcing funding by way of private placements, loans or joint venture agreements, the Registrant will not be able to meet its objectives and may be forced to sell assets.

Changes in Financial Position

During 1998, the Registrant issued stock in exchange for 41% of Vencash Capital Corporation. The Registrant issued a total of 9,600,000 shares in two blocks of 4,800,000 shares at deem values of $0.002 per share and $0.02 per share respectively ($105,600). At the year ended December 31, 1998 liabilities total $1,987 and consisted of outstanding accounts due to consulting fees.

During 1999, the Registrant's total assets increased by $537,585 primarily due to the acquisition of the remaining 59% of Vencash Capital Corporation through the issue of 1,770,000 shares at a deemed value of $0.02 per share ($35,400). The total assets also include net goodwill of $217,693 from the acquisition of Vencash Capital Corporation. All of Vencash Capital Corporation's assets and liabilities are included in the Registrant's financial statements as at December 31, 1999. The Registrant's current liabilities of $160,164 consisted primarily of accounts payables of $114,877 to supplies for the purchase of ATM machines with $45,287 due for consulting services, office expense and various other general fees and charges. The bank notes payable of $37,069 is for the supply of cash to the ATM machines and are secured by the cash in the ATM machines. The bank notes accrue interest payable at Bank of Canada prime plus 5%. The deposit payable of $8,218 relates to customer deposits for the purchase of ATM machines. Long term liabilities consist of convertible debentures totaling $105,600 for funds advanced for general working capital by various related and unrelated parties and $4,100 for outstanding accounts due to shareholders of the Registrant. The three year convertible debenture have the option to exercise to convert into units of common stock at $0.20 per unit in the year one, $0.30 per unit in year two and $0.75 per unit in year three, each unit consisting of one share and a warrant to purchase a further share. During the period of operations ended December 31, 1999 the Registrant's shareholders loans totaled $4,100 with no specific terms of repayment, which was advanced by MacDonald Venture Corporation, a company of which a director of the Registrant is an officer and director and controlling shareholder.

For the three month period ended June 30, 2000 total assets increased to $791,793 primarily due to the increase in inventory of ATM machines and the increase in lease financing. The Registrant's current liabilities totaled $206,339 and consisted primarily of accounts payable of $104,699 to suppliers for the purchase of ATM machines with the remaining $101,640 due for consulting services, office expense and various other general fees and charges. Bank note payable of $96,472 were used to supply cash to ATM machines. Deposit payable of $5,168 consists of customer deposits for the purchase of ATM machines. Long term liabilities as at June 30, 2000 consist primarily of $89,527 in convertible debentures and a shareholder loan in the amount of $9,802 from MacDonald Venture Corporation.

Shareholders equity as at December 31, 1998 was $102,834 inclusive of a loss from operations of $2,866. As of December 31, 1999 the shareholders equity increase to $373,442 inclusive of an accumulated loss from operations of $32,613. Total issued and outstanding share capital as of the year ended December 31, 1998 was 9,601,000 common shares as compared to a total of 12,173,036 common shares as of December 31, 1999. At the three month period ended March 31, 2000, total issued and outstanding share capital was 12,573,036 common shares with total shareholder equity decreasing to $359,683, inclusive of a loss from operations totaling $13,759. At the six (6) month period ended June 30, 2000, total issued and outstanding share capital was 12,573,036 common shares with total shareholders equity increasing to $486,125 inclusive of a gain from operations totaling $7,406.

Comparison of Results of Operations for the Fiscal Periods ended December 31, 1998 and 1999 and subsequent quarters ended March 31, 2000 and June 30, 2000.

The Registrant had net losses of $2,866 to the year ended December 31, 1998. For the year ended December 31, 1999, the Registrant had net losses of $29,747. For the three (3) month period ended March 31, 2000 the Registrant had net losses of $13,759. For the six (6) month period ended June 30, 2000 the Registrant realized net income of $7,406.

Liquidity

The Registrant expects that its need for liquidity will increase in 1999 and 2000 and 2001 in anticipation of expending funds to develop its growth plan.

Short Term

On a short term basis, the Registrant's subsidiary Vencash Capital is expected to generate sufficient revenues to meet overhead needs. In order to meet its growth plan, the Registrant will continue to be dependent on equity funds raised, joint venture arrangements and/or loan proceeds. The Registrant believes that it could continue as a going concern with the present revenues from its subsidiary Vencash Capital Corporation but it would be unable to meet its market growth projections without further funding outside of the ongoing revenue from operations of Vencash.

The Registrant's current liabilities of $269,864 exceed its current assets of $228,506 as at the year ended December 31, 1999 by $41,358. The Registrant's current liabilities of $305,668, exceeded current assets of $238,801 as of June 30, 2000 by $66,867 .

Long Term

As mentioned above the Registrant believes that it's subsidiary Vencash Capital generates sufficient ongoing revenue to ensure that the Registrant is a going concern. It is anticipated that operations will have substantial increases in net cash flow at the fiscal year ended December 31, 2000. The Registrant will remain reliant on the successful development and marketing of the products related to its business for possibility of future income.

Capital Resources

The primary capital resources of the Registrant is the operations of Vencash Capital, its wholly owned subsidiary. The secondary capital resource will be its stock which may be illiquid because of resale restrictions and/or as a result of its inability to sustain the growth of its market and the risk of takeover by competitors. As of the date of this filing, the Registrant and its subsidiaries has material commitments within the next year of approximately $2 million and will be required to raise funds by either loans, joint ventures or equity financing in order to meet these commitments.

ITEM 3. DESCRIPTIONS OF PROPERTIES

Principal Plants and Other Property

(i) The Registrant's property holdings are as follows:

(1) Suite 212 214 11th Avenue, S.E.

Calgary, Canada T2G 0X8

The Registrant leases this property at the rate of $2,822 per month; this property includes 4,200 square feet and serves as the Registrant's administrative headquarters.

(2) #2&3 - 3620 -29th St N.E.,

Calgary, Alberta T1Y 5Z8

The Registrant's wholly owned subsidiary, Vencash Capital Corporation, leases this property for $ 955.00 per month. This property includes 3,440 square feet and Vencash uses these facilities for its operating headquarters

(3) 1252 Speers Road, Unit 3, Oakville ON L6L 5N9

The Registrant's wholly owned subsidiary, Vencash Capital Corporation, leases this property for $600.00 per month on a month to month basis up until May 1, 2001. This property is approximately 1,200 square fee and is utilized by Vencash for storage of equipment.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial owners of five percent (5%) or greater of the Registrant's Common Stock based upon 12,573,036 shares issued and outstanding as at September 29, 2000. (This figure does not include unexercised share purchase warrants.) Information is also provided regarding beneficial ownership of common stock if all outstanding warrants held by each beneficial owner are exercised and additional shares of common stock are issued.
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common shares	Buccaneer Holdings Inc. 25 Regent St Belize City, Belize S.A.FONT	960,000 Held directly	7.6%
Common shares	MacDonald Venture Corporation 45 Sheridan Dr. St. Albert, AB T9N 0S1	1,900,273 Held directly	15.1%
Common Shares	Dr. Roy L. Queen 405 McGill Road Kamloops, B.C.	910,808 Held directly	7.2%
Common shares	3 Ocean Investment Corporation 25 Regent St Belize City, Belize S.A.	2,660,323 (1) Held directly	20.9%
Common shares	Great Assets Company, Ltd. 9th Floor, Asia Standard Tower 59-65 Queens Rd. Central Hong Kong	2,346,958 (2) Held directly	18.0%
Common shares	Fireworks, Group Limited 9th Floor, Asia Standard Tower 59-65 Queens Rd. Central Hong Kong	1,455,685 (3) Held directly	11.3%

(1) Includes 132,545 shares which could be acquired by 3 Ocean Investment during the next 90 days through conversion of convertible debentures.
(2) Includes 479,685 shares which could be acquired by Great Assets Company during the next 90 days through conversion of convertible debentures.
(3) Includes 305,685 shares which could be acquired by Fireworks Group during the next 90 days through conversion of convertible debentures.

(b) The following sets forth information with respect to the Registrant's Common Stock beneficially owned by each Officer and Director, and by all Directors and Officers as a group.
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Douglas N. MacDonald, Director and Officer of Westsphere Asset Corporation Inc., Vencash Capital Corporation, Westsphere Financial Group Ltd., VC/POS/ATM Services Inc., 880487 Alberta Ltd.	1,900,273 Held indirectly	15.1%
Common	Robert L. Robins, Director and Officer of Westsphere Asset Corporation Inc., Vencash Capital Corporation, Westsphere Financial Group Ltd., VC/POS/ATM Services Inc., 880487 Alberta Ltd.	205,454 Held directly	1.6%
Common	Dr. Roy L. Queen, Director of Westsphere Asset Corporation, Inc., Vencash Capital Corporation, Westsphere Financial Group Ltd., VC/POS/ATM Services Inc., 880487 Alberta Ltd.	910,838 Held directly	7.2%
Common	Wyatt McNabb, Director Westsphere Asset Corporation Inc., Vencash Capital Corporation, Westsphere Financial Group Ltd., VC/POS/ATM Services Inc., 880487 Alberta Ltd.	37,500 Held directly	0.3%
Common shares held by directors and officers as a group		3,137,065 shares	24.2%

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Officers of the Registrant and its Subsidiaries

a. Management of the Registrant

The following table furnishes the information concerning the directors of the Registrant as of October 2, 2000. The directors of the Registrant are elected every year and serve until their successors are elected and qualify.

Name Douglas N. MacDonald Robert L. Robins Wyatt G. McNabb Dr. Roy Queen	Age 51 59 43 56	Title Director, President, CEO Director, Secretary Treasurer Director Director	Term of Service 07/98 to Present 07/98 to Present 12/98 to Present 12/98 to Present

FN Includes 258,808 shares underlying warrants exercisable at $1.00 per share.

Douglas N. MacDonald - Douglas N. MacDonald is presently the Chief Executive Officer, President and a Director and one of the original founders of Vencash Capital Corporation. Mr. MacDonald served twenty-five years service with the R.C.M.P. acting as the RCMP's National Gaming Specialist in Western Canada prior to retiring in March 1995. Mr. MacDonald sits as President and Director of Vencash Capital Corporation.

Mr. Robert L. Robins - Vice President & Director Westsphere Asset Corp, General Manager Vencash Capital Corp. Mr. Robins is a retired member of the Calgary City Police Service, retiring in 1991 after serving in the Homicide and Criminal Intelligence Units. Mr. Robins has a total 38 years of experience in all levels of government, including Federal, Provincial and Municipal. As a result of his successful career, the company respects Mr. Robin's counsel in many aspects of Westsphere's day-to-day operations. Mr. Robins also sits as a Secretary, Treasurer, Director of Vencash Capital Corporation.

Mr. Wyatt G. McNabb, B.A. - Director

Mr. McNabb has an extensive background in management and brings his experience of managing in excess of two hundred and fifty employees and operating and controlling a multi-million dollar corporation which requires the strictest of regulatory financial controls and procedures. Mr. McNabb has extensive private sector experience having served as the Executive Director and Games Manager of the Palace Casino, located in Edmonton, Alberta and Government regulatory experience as Manager of Casino Gaming Operations for the Alberta Gaming and Liquor Commission. Mr. McNabb is presently a partner in Casino Gaming Corporation located in Edmonton, Alberta.

Dr. Roy Queen B.A., D.M.D., M.S.C., M.R.C.D. - Director

Mr. Queen attended public high school in Northern Saskatchewan, graduating as Valedictorian and head of the graduation class in 1961. Dr. Queen attended the University of Saskatchewan and graduated with a Bachelor of Arts (B.A.) with a double major in Biology and Chemistry. He later attended the University of Manitoba and graduated with a Doctor of Medical Dentistry (D.M.D.). After practicing in General Dentistry in Winnipeg, Manitoba he attended the University of Manitoba receiving a master's degree in Biological Science (M.S.C.) with a thesis research paper on Congenital Deformities (Trisomy 21). Dr. Queen taught at the University of Manitoba in the department of orthodontics for one year and relocated to Kamloops, B.C. and established a practice in Clinical orthodontics and become a fellow of the Royal College of Dentistry M.R.C.D.

Dr. Queen over a period of three to five years, developed computer software to aid in the diagnosis of x-rays presently being marketed throughout Canada in the dentistry industry. He has lectured in both Canada and the United States in excess of 100 occasions, and has conducted seminars in Poland, Russia, Yugoslavia and Switzerland. Dr. Queen is a principal in the construction of a 24,000 square foot medical-dental building, a 23,000 square foot shopping mall and office complexes and luxury condominiums in White Rock, BC. Dr. Queen has been and officer and director on several publicly traded companies and his experience and counsel enhances the management of Westsphere Asset Corporation, Inc. and its subsidiaries. Dr. Queen is a Director of Vencash.

b. Management of Vencash Capital Corporation (a wholly-owned subsidiary of the Registrant)

Directors and Officers of Vencash Capital Corporation are as follows:
Name Douglas N. MacDonald Robert L. Robins Wyatt G. McNabb Dr. Roy Queen	Age 51 59 43 56	Title Director, President, CEO Director, Secretary Treasurer Director Director	Term of Service 07/98 to Present 07/98 to Present 12/98 to Present 12/98 to Present

For information on Douglas N. MacDonald, Robert L. Robins, Wyatt G. McNabb and Dr. Roy Queen, see "Management of Westsphere Asset Corporation, Inc.", above.

c. Management of Westsphere Financial Group Ltd. ( a wholly owned subsidiary of the Registrant)

Directors and Officers of Westsphere Financial Group Ltd. are as follows:

Name Douglas N. MacDonald Robert L. Robins Wyatt G. McNabb Dr. Roy Queen	Age 51 59 43 56	Title Director, President, CEO Director, Secretary Treasurer Director Director	Term of Service 07/98 to Present 07/98 to Present 12/98 to Present 12/98 to Present

For information on Douglas N. MacDonald, Robert L. Robins, Wyatt G. McNabb and Dr. Roy Queen, see "Management of Westsphere Asset Corporation, Inc.", above.

d. Management of VC/POS/ATM Services Inc. (a wholly owned subsidiary of the Registrant)

Directors and Officers of VC/POS/ATM Services Inc. are as follows:
Name Douglas N. MacDonald Robert L. Robins Wyatt G. McNabb Dr. Roy Queen	Age 51 59 43 56	Title Director, President, CEO Director, Secretary Treasurer Director Director	Term of Service 07/98 to Present 07/98 to Present 12/98 to Present 12/98 to Present

For information on Douglas N. MacDonald, Robert L. Robins, Wyatt G. McNabb and Dr. Roy Queen, see "Management of Westsphere Asset Corporation, Inc.", above.

The Board of Directors of Westsphere Asset Corporation, Inc. presently has no audit committee.

The term of office for each director is one (1) year, or until his/her successor is elected at the Registrant's annual meeting and qualified. The term of office for each officer of the Registrant is at the pleasure of the board of directors.

Identification of Significant Employees

Mr. Kim Law- Vice President of Finance.

Mr. Law has several years experience in financial analysis and financial strategy. Mr. Law has held senior corporate responsibilities for multimillion-dollar companies and is a very integral part of the management team responsible for all ongoing financial activities of Westsphere and its subsidiary companies. Mr. Law worked as the Vice President of Finance for Kan-Can Resorts Ltd. from 1990-2000. Mr. Law received a business administration in accounting major from SAIT in 1987 and is on the fifth level of his CGA.

Mr. Doug Nesbitt B.A., M.B.A.- Human Resources Specialist and Operations Analyst

Mr. Nesbitt had a successful twenty-year career with the Government of Canada, Employment and Immigration in senior operational positions. After his career Mr. Nesbitt founded Bradley & Nesbitt Resources Ltd. a management consulting firm specializing in operational and management audits and reviews, corporate business process re-engineering and human resources support. Mr. Nesbitt's experience and counsel rounds out the management team of Westsphere Asset Corp.

Gayna Savoury, Controller - Vencash Capital Corporation

Ms. Savoury has been the Registrant's Controller since June 1999. Before that, she served as Financial Administrator for the Registrant. Ms. Savoury graduated from SAIT with Accounting and Management Diplomas in 1996 and 1998. Ms. Savoury earned a BaccS degree from the University of Calgary and has earned the professional level of the certified general accounting program of studies.

Family Relationships

None

ITEM 6. EXECUTIVE COMPENSATION

Cash Compensation

Compensation paid by the Registrant for all services provided during the fiscal year ended December 31, 1999, (1) to each of the Registrant's five most highly compensated executive officers whose cash compensation exceeded $60,000 and (2) to all officers as a group is set forth below under directors.

SUMMARY COMPENSATION TABLE OF EXECUTIVES

Annual Compensation

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation Stock	Restricted Stock Award ($)	Securities Underlying Options/SARs (#)	LTIP	Other
Douglas N.* MacDonald CEO, President and Director	1998	$1,027	0	0	0	0	0	0
Douglas N.* MacDonald CEO, President and Director	1999	$4,109**	0	0	0	0	0	0
Robert L. Robins Vice President and Director	1998	$960***	0	0	0	0	0	0
Robert L. Robins Vice President and Director	1999	$3,840***	0	0	0	0	0	0
Kim Law Vice President	1998	0	0	0	0	0	0	0
Kim Law Vice President	1999	0	0	0	0	0	0	0

*Mr. MacDonald receives his salary through his corporation, MacDonald and Associates.
**There remained an unpaid balance due to Douglas M. MacDonald as of December 1998 of $1,027 and an unpaid balance of $489 as of December 1999, which has been paid as of the date of this filing.
***There remained an unpaid balance due to Mr. Robins of $960 as of December 31, 1998 and an unpaid balance of $1,542 as of December 31, 1999 which has been paid as of the date of this filing.

Compensation Pursuant to Management Contracts.

Kim Law receives $38,400 per annum payable monthly for administrative services pursuant to a contract dated July 1, 2000 and ending on December 30, 2000. The contract allows for a automatic renewal every six months subject only to any defaults by Mr. Law of the terms of the contract. The contract provides for notice by either party to be delivered 30 days prior to the last day of the then current term. The contract also provides for a six month severance package.

Robert L. Robins receives $26,880 per annum payable monthly for promotion and business development services pursuant to a contract dated January 1, 2000 and ending on June 30, 2000. The contract allows for a automatic renewal every six months subject only to any defaults by Mr. Robins of the terms of the contract. The contract provides for notice by either party to be delivered 30 days prior to the last day of the then current term. The contract also provides for a six month severance package.

MacDonald & Associates Gaming Specialists Inc. and/or Douglas N. MacDonald receives $34,560 per annum payable monthly for administrative, business development and promotion services pursuant to a contract dated January 1, 2000 and ending on June 30, 2000. The contract allows for a automatic renewal every six months subject only to any defaults by MacDonald of the terms of the contract. The contract provides for notice by either party to be delivered 30 days prior to the last day of the then current term. The contract also provides for a six month severance package.

Sonia Goeseels receives $17,920 per annum payable monthly for services pursuant to a contract dated July 1, 2000 and ending on December 30, 2000. The contract allows for a automatic renewal every six months subject only to any defaults by Ms. Goeseels of the terms of the contract. The contract provides for notice by either party to be delivered 30 days prior to the last day of the then current term. The contract also provides for a six month severance package.

Stef Lucas receives $15,360 per annum payable monthly for services pursuant to a contract dated July 1, 2000 and ending on December 30, 2000. The contract allows for a automatic renewal every six months subject only to any defaults by law of the terms of the contract. The contract provides for notice by either party to be delivered 30 days prior to the last day of the then current term. The contract also provides for a six month severance package.

Other Compensation - None; no stock appreciation rights or warrants exist.

Compensation of Directors

The Registrant did not pay any compensation services provided as directors during the fiscal year ended December 31, 1999. Commencing in March 2000, the Registrant started paying its directors $167 per each board of directors meeting attended.

Termination of Employment and Change of Control Arrangements

None.

Key Employees Incentive Stock Option Plan

None.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On July 21, 1998, MacDonald Venture Corporation, a private Canadian corporation of which Mr. MacDonald is a director and officer, and of which Mr. MacDonald is a greater that 5% shareholder, acquired 1,000 common shares of the Registrant.

Effective December 12, 1998, MacDonald Venture Corporation, a private Canadian corporation of which Mr. MacDonald is a director and officer, and of which Mr. MacDonald is a greater than 5% shareholder, acquired 1,899,273 common shares of the Registrant, pursuant to a share exchange agreement. The Registrant exchanged 1,899,273 common shares of the Registrant for 15.83% of the total issued and outstanding shares of Vencash.

Effective December 12, 1998, Joseph Bowser, a then director and officer of Vencash Capital Corporation and of the Registrant, acquired 2,297,273 common shares of the Registrant pursuant to a share exchange agreement. The Registrant exchanged 2,297,273 common shares of the Registrant for 15 common shares of Vencash Capital Corporation or 15.83% of the total issued and outstanding shares of Vencash.

Effective December 17, 1999, Joseph Bower acquired 90,000 shares of the Registrant pursuant to a share exchange agreement. The Registrant exchanged 90,000 common shares of the Registrant for 3 common shares of Vencash Capital Corporation or 3% the total issued and outstanding shares of Vencash.

Effective December 12, 1998, Robert L. Robins, acquired 205,454 Common Shares of the Registrant, pursuant to a share exchange agreement. The Registrant exchanged 205,454 common shares of the Registrant for 1.34% of the total issued and outstanding shares of Vencash.

On April 1, 1999, the Registrant commenced a private placement of its common stock under Rule 504 of Regulation D at $0.32 per Unit. Each Unit consisted of one (1) share of common stock and one (1) warrant exercisable until April 19, 2000. The Registrant completed this offering on April 1, 2000, with proceeds of $172,155 for 512,036 units. No commissions fees, underwriting fees, discounts or other selling expenses were paid. On April 1, 1999, Dr. L. Roy Queen acquired 250,808 of such Units. On April 1, 1999, 793545 Alberta Ltd., a private Canadian corporation of which Mr. Robins is a director and officer, and of which Mr. Robins is a greater than 5% shareholder, acquired 37,628 Units of the Registrant pursuant to rule 504 of Regulation D. The Units were acquired at $0. 32 per Unit each Unit consisting of one common share and one share purchase warrant entitling the holder to acquire one additional common share.

Effective December 17, 1999, Dr. L. Roy Queen acquired 660,000 common shares of the Registrant pursuant to a share exchange agreement. The Registrant exchanged 660,000 common shares of the Registrant for twenty-two common shares of Vencash Capital Corporation or 22% of the total issued and outstanding shares of Vencash.

Effective December 17, 1999, 793545 Alberta Ltd., a private Canadian corporation of which Mr. Robins is a director and officer, and of which Mr. Robins is a greater than 5% shareholder, acquired 90,000 Common Shares of the Registrant pursuant to a share exchange agreement . The Registrant exchanged 90,000 common shares of the Registrant for 3 common shares of Vencash Capital Corporation or 3% of the total issued and outstanding shares of Vencash.

Kim Law receives $38,400 per annum payable monthly for administrative services pursuant to a contract dated July 1, 2000 and ending on December 30, 2000. The contract allows for a automatic renewal every six months subject only to any defaults by Law of the terms of the contract. The contract provides for notice by either party to be delivered 30 days prior to the last day of the then current term. The contract also provides for a six month severance package.

Robert L. Robins receives $26,880 per annum payable monthly for promotion and business development services pursuant to a contract dated January 1, 2000 and ending on June 30, 2000. The contract allows for a automatic renewal every six months subject only to any defaults by Robins of the terms of the contract. The contract provides for notice by either party to be delivered 30 days prior to the last day of the then current term. The contract also provides for a six month severance package.

MacDonald & Associates Gaming Specialists Inc. and/or Douglas N. MacDonald receives $34,560 per annum payable monthly for administrative, business development and promotion services pursuant to a contract dated January 1, 2000 and ending on June 30, 2000. The contract allows for a automatic renewal every six months subject only to any defaults by MacDonald of the terms of the contract. The contract provides for notice by either party to be delivered 30 days prior to the last day of the then current term. The contract also provides for a six month severance package.

ITEM 8. DESCRIPTION OF SECURITIES

The Registrant is presently authorized to issue fifty million (50,000,000) shares of its par value common shares in such classes as the Board may determine. As of the effective date of this Registration Statement, Twelve Million, Five Hundred Seventy Three Thousand, and Thirty Six (12,573,036) shares of common stock are issued and outstanding.

Common Shares

All shares are fully paid and non-assessable. All shares are equal to each other with respect to voting, liquidation, and dividend rights. Special shareholders' meetings may be called by the officers or directors or upon the request of holders of at least one-tenth (1/10th) of the outstanding shares. Holders of shares are entitled to one vote at any shareholders' meeting for each share they own as of the record date fixed by the board of directors. There is no quorum requirement for shareholders' meetings. Therefore, a vote of the majority of the shares represented at a meeting will govern even if this is substantially less than a majority of the shares outstanding. Holders of shares are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares. Reference is made to the Registrant's Articles of Incorporation and its By-Laws as well as to the applicable statutes of the State of Colorado for a more complete description of the rights and liabilities of holders of shares. It should be noted that the By-Laws may be amended by the board of directors without notice to the shareholders. The shares of the Registrant do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) of the shares voting for election of directors may not elect all the directors if they choose to do so. In each event, the holders of the remaining shares aggregating less than fifty percent (50%) will not be able to elect directors.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) The Registrant's common stock is not now traded, but will commence being quoted upon effectiveness of this Registration Statement in the National Quotation Bureau or the NASD Electronic Bulletin Board under the symbol "____________".

Stockholders

As of September 28, 2000, the Registrant had 49 shareholders of record of its common stock.

Dividends

No dividends on outstanding common stock have been paid within the last two fiscal years, and interim periods. The Registrant does not anticipate or intend upon paying dividends for the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

In June 1999, the Registrant purchased a non-dilutable 10% interest in Kan-Can Resorts Ltd. Kan-Can Resorts Ltd. owns a Province of Alberta, Canada head lease for leases at Pigeon Mountain in the Province of Alberta, Canada and sublet the right of use for these leases to Alpine Resort Haven Ltd., a time share resort company.

During November, 1999 the shareholders of Kan-Can Resorts Ltd. initiated legal action against Alpine Resorts Haven Ltd. for non-payment of lease fees. Kan-Can Resorts Ltd. was successful in its legal action and received a judgment in the amount of $500,000 ($740,000 CDN) and Alpine Resorts Haven Ltd. was given a notice to vacate by the courts.

During April 2000, Kan-Can Resorts Ltd. detailed a restructuring plan for Alpine Resort Haven Ltd. and presented it to the time share owners. During April, 2000 three individual time share owners brought an application before the courts to stay the court decisions of November, 1999 and to petition Alpine Resort Haven Ltd. into bankruptcy. The courts ruled favorably on this application and the stay was granted and Alpine Resort Haven Ltd. was petitioned into bankruptcy.

Kan-Can is not a party to the bankruptcy proceeding and has been granted a secured creditor position, which has been stayed by the bankruptcy proceeding. Kan-Can Resorts Ltd. has mounted a defense against the stay of proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

(a) None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

UNREGISTERED STOCK SALES IN THE THREE YEAR PERIOD PRIOR TO THIS REGISTRATION STATEMENT.

In December 1998, the Registrant acquired forty-one percent (41%) of the outstanding shares of Vencash Capital Corporation pursuant to a certain Share Exchange Agreement, in exchange for 9,600,000 restricted shares of its common stock. Such shares were issued at a deemed price of $105,600. In December 1999, the Registrant acquired the remaining fifty-nine percent (59%) outstanding shares of Vencash Capital Corporation in for 1,770,000 shares of its common stock. Such shares were issued at a deemed price of $35,400. Such shares were issued as a private placement under the federal securities laws.

In January 1999, the Company conducted a private placement pursuant to Rule 504 of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933 ("Rule 504") of $105,600 convertible debentures, which are convertible into shares of the Company's common stock.

On January 26, 1999, the Company issued an additional $80,000 of convertible debentures and in June 1999, it issued an additional $25,600 of convertible debentures, all pursuant to Rule 504. On January 15, 2000 the Company received notices from holders of $80,000 of convertible debentures that they were electing to convert their debentures into 400,000 shares of common stock.

In April 1999, the Company conducted an offering under Rule 504 of 512,036 shares of its common stock at $0.32 per shares, with each share including a warrant to purchase an additional share at $1.00 per share at anytime until April 19,2000.

In June 1999, the Company acquired certain interests in Kan-Can Resorts Ltd. Pursuant to an Agreement for Purchase and Transfer of Shares in exchange for 290,000 shares of the Company's common stock. These shares were issued at a deemed price of $92,800.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Model Business Corporation Act of the State of Colorado ("CMBCA") provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

The CMBCA provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

The CMBCA provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

The Company's Articles of Incorporation (incorporated by reference herein) provides for indemnification of directors, officers and other persons as follows:

The Corporation shall indemnify, to the extent permitted by law, any director, officer, agent, fiduciary or employee of the Corporation against any claim, liability or expense arising against or incurred by such person as a result of actions reasonably taken by him at the direction of the Corporation. The Corporation shall further have the authority to the full extent permitted by law to indemnify its directors, officers, agents, fiduciaries and employees against any claim, liability or expense arising against or incurred by them in all other circumstances and to maintain insurance providing such indemnification.

THE COMPANY'S BY-LAWS (INCORPORATED BY REFERENCE HEREIN) PROVIDES THAT:

AUTHORITY TO INDEMNIFY. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, because he is or was a director of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary or agent of another domestic or foreign corporation or other person or of an employee benefit plan (hereinafter an "Indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director while serving as a director shall be indemnified against liability.

ADVANCE OF EXPENSES TO DIRECTORS. The Corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if: (1) the Indemnitee furnishes to the Corporation a written affirmation of the director's good faith belief that he or she has met the standard of conduct described in Section 6.2 of the Corporation's Bylaws; (2) the Indemnitee furnishes to the Corporation a written undertaking, executed personally by or on behalf of such Indemnitee, to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct; and (3) a determination is made that the facts then known to those making the determination would not preclude indemnification under Section 6.4 of the Corporations Bylaws.

MANDATORY INDEMNIFICATION OF DIRECTORS. The Corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding.

INSURANCE. The Corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary or agent of the Corporation or who, while a director, officer, employee fiduciary or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent or another domestic or foreign corporation, or other person or of an employee benefit plan, against liability asserted against or incurred by the person in that capacity or arising from his or her status as a director, officer, employee, fiduciary or agent whether or not the Corporation would have power to indemnify the person against the same liability under Sections 6.2, 6.3 or 6.7 of the Corporation's Bylaws. Any such insurance may be procured from any insurance company designated by the board of directors, whether such insurance company is formed under the laws of this or any other jurisdiction of the United States or elsewhere, including any insurance company in which the Corporation has an equity or any other interest through stock ownership or otherwise.

INDEMNIFICATION OF OFFICERS, EMPLOYEES, FIDUCIARIES AND AGENTS OF THE CORPORATION. (a) An officer is entitled to mandatory indemnification under the section above titled "Mandatory Indemnification of Directors" and is entitled to apply for court-ordered indemnification under Section 6.5 of the Corporation's Bylaws, in each case to the same extent as a director; (b) the Corporation may indemnify and advance expenses to an officer, employee, fiduciary or agent of the Corporation to the same extent as to a director; and (c) the Corporation may also indemnify and advance expenses to an officer, employee, fiduciary or agent who is not a director to a greater extent than is provided in the Bylaws, if not inconsistent with public policy, and if provided for by general or specific action of its board of directors or shareholders or by contract.

PART F/S

FINANCIAL STATEMENTS AND EXHIBITS

The following documents are filed as a part of this report:

Financial Statements: (See Financial Exhibits Index below and Financial Exhibits furnished as Pages F-1 through F_20).

INDEX TO FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES

Page

Financial Statements for Period Ended December 31, 1999

Reports of Independent Public Accountants F-1

Consolidated Balance Sheets - Dec. 31, 1999 and 1998:F3

Consolidated Statements of Operations - Dec. 31, 1999 and 1998 F-4

Statement of Equity F-5

Statement of Cash Flows F-6

Notes to Consolidated Financial Statements F-7 - F-1i

Unaudited Financial Statements for Period Ended June 30, 2000

Review Report of Independent Public Accountants F-13

Consolidated Balance Sheet - June 30, 2000 F-14

Statements of Operations - June 30, 2000 F-15

Consolidated Statement of Stockholders Equity F-16

Statement of Cash Flow F-17

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS' REPORT

WESTSPHERE ASSET CORPORATION, INC.

December 31, 1999

C O N T E N T S

Independent Auditors' Report

Board of Directors
Westsphere Asset Corporation, Inc.

We have audited the accompanying consolidated balance sheet of Westsphere Asset Corporation, Inc as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1999 and the period July 21, 1998 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westsphere Asset Corporation, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the year ended December 31, 1999 and the period July 21, 1998 (inception) through December 31, 1998. in conformity with generally accepted accounting principles.

Denver, Colorado
July 22, 2000

WESTSPHERE ASSET CORPORATION, INC.
Consolidated Balance Sheet
ASSETS
December 31, 1999
CURRENT ASSETS
Cash and cash equivalents	$ 57,517
Accounts receivable	11,187
Current portion of long term receivable - related party	26,016
Net investment in direct financing and sales-type leases	11,750
Inventory	109,453
Prepaid expense	12,583
Total current assets	228,506

Property and equipment, net of accumulated depreciation of $ 10,567	40,374
Other Assets
Net investment in direct financing and sales-type leases	19,636
Deferred Site Development costs	41,097
Investment in Kan-Can Resorts, Ltd.	96,000
Goodwill, net of accumulated amortization of $ 15,550	217,693

Total assets	$ 643,306
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$ 114,877
Notes payable - bank	37,069
Deposit payable	8,218
Total current liabilities	160,164

Shareholder loan	4,100
Convertible debentures	105,600
Total liabilities	269,864

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock - authorized 50,000,000 shares of no par value; issued and outstanding 12,173,036 shares	406,055
Accumulated deficit	(32,613)
Total stockholders' equity	373,442
Total liabilities and stockholders' equity	$ 643,306

WESTSPHERE ASSET CORPORATION, INC.
Consolidated Statements of Operations
	Year Ended December 31. 1999	Period July 21, 1998 to December 31,1998
Revenue
Sales	$ 37,369	$ -
Interest	8,861	122
Total revenue	46,230	122

Cost of goods sold	(31,136)	-
Gross profit	15,094	122

Expenses
General and administrative	44,841	2,988
Total expenses	44,841	2,988

(Loss) before income taxes	(29,747)	(2,866)
Income taxes	-	-

Net (loss)	$ (29,747)	$ (2,866)

Net (loss) per common share	$ *	$ *

* Less than ($.01) per share

WESTSPHERE ASSET CORPORATION, INC.
Consolidated Statements of Stockholders' Equity

	Stock Common
	Shares	Amount	Accumulated Deficit
Beginning of period	-	$ -	$ -
Shares issued for cash	1,000	100	-
Shares exchanged for 41%
Interest in Vencash
Capital Corporation	9,600,000	105,600
Net (loss)	-	-	(2,866)
December 31, 1998	9,601,000	105,700	(2,866)

Shares exchanged for 59%
interest in Vencash Capital
Capital Corporation	1,770,000	35,400	-
Shares issued for cash	512,036	172,155	-
Shares issued to acquired 10%
interest in Kan-Can			-
Resorts, Ltd	290,000	92,800
Net (loss)	-	-	(29,747)
December 31, 1999	12,173,036	$ 406,055	$ (32,613)

WESTSPHERE ASSET CORPORATION, INC.
Consolidated Statements of Cash Flows
	Year Ended December 31, 1999	Period July 21, 1998 to December 31,1998
Operating activities:
Net (loss) from operations	$ (29,747)	$ (2,866)
Reconciling adjustments
Depreciation and amortization	15,550	-

Changes in operating assets and liabilities
Accounts receivable	(11,187)	-
Accrued interest added to receivable - related party	-	(121)
Investment in direct financing and sale-type leases	(31,386)	-
Inventory	(109,453)	-
Deferred site development cost	(41,097)	-
Prepaid expenses	(12,583)	-
Deposit payable	8,218
Accounts payable and accrued liabilities	112,890	1,987
Total adjustments	(69,048)	1,866
Net cash (used for) continuing operations	(98,795)	(1,000)

Investing activities:
Collection of receivable - related party	9,624	-
Purchase of equipment	(40,439)	-
Purchase of Kan-Can Resorts, Ltd	(3,200)	-
Purchase of Vencash Capital Corporation	(127,697)	-
Net cash (used for) provided by
investing activities	(161,712)	-

Financing activities:
Issuance of common stock	172,155	100
Notes payable - bank	37,069	-
Shareholder loan	3,200	900
Convertible debentures	105,600	-
Net cash (used for) financing activities	318,024	1,000

Net change in cash and cash equivalents	57,517	-
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$ 57,517	$ -

Supplemental schedule of noncash investing and financing activities
Issuance of stock for investment in Vencash Capital
Capital Corporation and receivable	$ -	$ 105,600
Issuance of stock for investment in Vencash Capital
Capital Corporation	$ 35,400	-
Issuance of stock for investment in Kan-Can Resorts, Ltd	$ 92,800

WESTSPHERE ASSET CORPORATION, INC.
Notes to Consolidated Financial Statements
December 31, 1999

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Westsphere Asset Corporation, Inc (Westsphere) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization

The Company was incorporated in Colorado on July 21, 1998 as Newslink Networks TDS, Inc. and changed it name to Westsphere Asset Corporation, Inc. on April 29, 1999. On December 12, 1998, Westsphere acquired 41% of Vencash Capital Corporation (Vencash), and then on December 17, 1999, Westsphere acquired the remaining 59% of the outstanding stock of Vencash by exchanging common stock. The Company accounted for its acquisition of Vencash on the purchase method. Vencash is in the business of selling and installing cash vending machines throughout Canada. On May 18, 1999, Westsphere formed a wholly owned subsidiary, Westsphere Financial Group ltd. (Financial). Financial was organized to lease cash vending machines.

On June 1, 1999, Westsphere acquired its interest in Kan-Can Resorts Ltd. (Kan-Can), by exchanging 290,000 shares of its common stock for a 10% interest in Kan-Can. The Company accounts for its investment in Kan-Can on the cost method.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Consolidation

The consolidated financial statements include Vencash, and its wholly owned subsidiary, Financial, all significant intercompany accounts and transactions have been eliminated.

Depreciation

Depreciation has been provided in amounts sufficient to relate the costs of depreciable assets to operations over their estimated useful lives principally on the straight-line method over three to seven years.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

WESTSPHERE ASSET CORPORATION, INC.
Notes to Consolidated Financial Statements, Continued
December 31, 1999

Note 1 - Summary of Significant Accounting Policies, Continued

Inventory

Inventory consists of cash vending machines and valued at the lesser of cost on a first- in, first-out method or net realizable value.

Foreign Currency

Non-monetary items are translated at rates of exchange in effect when the purchase was made or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains or losses are included in operations.

Earnings (Loss) Per Share

Earnings (loss) per share of common stock is computed based on 9,601,00 and 1,372,571 weighted average number of common shares outstanding during the periods ended December 31, 1999, and 1998 respectively. Fully diluted earnings per share are not presented because they are anti-dilutive.

Goodwill

Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the date of acquisition and is being amortized on a straight-line method over fifteen years. Amortization expense charged to operations for 1999 was $ 15,550.

Note 2 - Receivable Related Party

The receivable bears interest at 5% per annum and is due on demand. The Directors' shares in the Company secure the receivable.

Note 3 - Deferred site development costs

During 1999, Vencash assumed the assets and ATM operations managed by a competitor in Ontario. Vencash has deferred the cost associated with taking over these operations and is amortizing the costs on a straight-line basis over the same period of the ATM machine management agreement between Vencash and the owners of the ATM machines. The cost will be fully amortized by 2004.

WESTSPHERE ASSET CORPORATION, INC.
Notes to Consolidated Financial Statements, Continued
December 31, 1999

Note 4 - Net investment in direct financing and sales-type leases

The Company's leasing operations consist principally of leasing cash vending machines under direct financing and sales-type leases expiring at various dates through 2002.

Following is a summary of the components of the Company's net investment in direct financing and sales-type leases at December 31, 1999.
Total minimum lease payments to be received	$ 66,433
Unearned income	(17,391)
Net investment	49,042
Less current portion	(18,359)
$ 30,683

Note 5 - Notes Payable - Bank

The Company has three lines of credit with a total outstanding balance of $ 37,069 at December 31, 1999. The maximum available credit is $96,000 (150,000 in Canadian dollars). The lines of credit are secured by cash, and interest is payable at the rate of prime plus 5%.

Note 6 - Convertible Debentures

During 1999, the Company entered into debentures agreements, which provide for all or part of the three-year debt to be converted into units of the Company upon written request by note holder during a three-year period. All or part of the principal sum owing under this debenture may be converted into units of the Company at and for a deemed price of $0.20 per unit in the first year and $0.30 per unit in the second year and $0.75 per unit in the third and final year. Each unit consists of one common share of the Company and one three-year non-transferable, detachable share purchase warrant entitling the debentureholder to acquire one additional common share in the Company at the exercise price of $0.30 per share up to twelve months from date of conversion and at an exercise price of $0.75 per share up to twenty-four months from date of conversion and at an exercise price of $1.00 per share up to thirty-six months from date of conversion.

The loans are interest free if the common stock of the Company is or will be trading on the OTC Bulletin or any other public market within one year. If the common stock is not listed for trading on the OTC Bulletin Board or any other public market, the Company shall accrued interest at the rate of 7% per annum payable on the last of day of each and every month for the remaining term of the loan on the amount of the principal sum remaining.

WESTSPHERE ASSET CORPORATION, INC.
Notes to Consolidated Financial Statements, Continued
December 31, 1999

Note 7 - Private Placement of Common Stock

In 1999 the Company sold 512,036 units at $0.32 for a total of $ 254,075. Each unit consists of one share of common stock and one warrant entitling to purchase an additional share of common stock at a price of $ 1.00 per share at any time prior to the expiry of a two year period commencing on the date of issue of the common stock.

Note 8 - Commitments and Contingencies

Vencash leases office space under a non-cancelable operating lease, which expires in 2004. The lease provides for monthly lease payments of approximately $3,030. Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year are as follows.
2000	$ 36,369
2001	37,086
2002	29,827
2003	27,073
2004	15,793

$ 146,148

Note 9 - Income Taxes

There is no federal or state income tax expense related to the continuing operations of the Company for the periods ended December 31, 1999, and 1998. The Company has net operating loss carry forward of approximately $ 30,000, which expires in 2018 and 2019.

FINANCIAL STATEMENTS

AND

WESTSPHERE ASSET CORPORATION, INC.

June 30, 1999

Review Report of Independent Certified Public Accountant

Board of Directors
Westsphere Asset Corporation, Inc.

We have reviewed the accompanying balance sheet of Westsphere Asset Corporation, Inc. as of June 30, 2000, and the related statements of operations for the three and six month periods then ended and statement of cash flow for the six month period ended June 30, 2000 in accordance with Statements of Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Westsphere Asset Corporation, Inc.

A review of interim financial statements consists principally of inquiries of Company personnel responsible for financial matters and analytical procedures applied to financial data. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Miller and McCollom, CPA's

Denver, Colorado
November 2, 2000

WESTSPHERE ASSET CORPORATION, INC.
Consolidated Balance Sheet
June 30, 2000
(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 76,224
Accounts receivable	64,494
Current portion of long term receivable - related party	37,714
Net investment in direct financing and sales-type leases	5,875
Inventory	46,218
Prepaid expense	8,276
Total current assets	238,801

Property and equipment, net of accumulated depreciation of $ 23,773	179,255
Other Assets
Net investment in direct financing and sales-type leases	12,464
Deferred Site Development costs	37,964
Investment in Kan-Can Resorts, Ltd.	101,689
Goodwill, net of accumulated amortization of $ 24,624	221,620

Total assets	$ 791,793
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$ 104,699
Notes payable - shareholders	96,472
Deposit payable	5,168
Total current liabilities	206,339

Shareholder loan	9,802
Convertible debentures	89,527

Total liabilities	305,668

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock - authorized 50,000,000 shares of no par value; issued and outstanding 12,573,036 shares	486,055
Accumulated other comprehensive income	25,277
Accumulated deficit	(25,207)
Total stockholders' equity	486,125
Total liabilities and stockholders' equity	$ 791,793

WESTSPHERE ASSET CORPORATION, INC.
Statements of Operations
(Unaudited)
	Three Months Ended June 30, 2000	Six Months Ended June 30, 2000
Revenue
Sales	$ 427,062	$ 745,956
Interest	387	1,456
Total revenue	427,449	747,382

Cost of goods sold	(243,607)	(419,270)
Gross profit	183,842	328,112

Expenses
General and administrative	189,400	306,555
Interest expense	8,857	14,807
Total expenses	198,257	321,362

(Loss) earnings from operations	(14,415)	6,750

Other income:
Gain on sale of equipment	656	656

Net (loss) earnings	$ (13,759)	$ 7,406

Net (loss) per common share	$ *	$ *

*Less then $(.01) per share.

Other comprehensive income-net
Net (loss) earnings	$(13,759)	$7,406
Foreign currency translation
Adjustment	17,732	25,277
Other comprehensive income-net	$3,583	$32,683

WESTSPHERE ASSET CORPORATION, INC.
Consolidated Statements of Stockholders' Equity

	Common Shares		Accumulated Other Comprehensive Income	Accumulated Deficit
	Shares	Amount
Balance, beginning of period	12,173,036	$ 406,055	$ -	$ (32,613)
Shares issued for conversion of debentures	400,000	80,000	-	-
Foreign currency translation adjustment	-	-	25,277	-
Net income for period	-	-	-	7,406
Balance - June 30, 2000	12,573,036	$ 486,055	$ 25,277	$ (25,207)

WESTSPHERE ASSET CORPORATION, INC.
Statements of Cash Flows
(Unaudited)

Six Months Ended June 30, 2000

Operating activities:
Net (loss) from operations	$ 7,406
Reconciling adjustments
Depreciation and amortization	22,948
Loss on foreign currency translation	10,962
Interest expense added to notes payable	12,011

Changes in operating assets and liabilities
Accounts receivable	(53,307)
Investment in direct financing and sale-type leases	11,750
Inventory	63,235
Prepaid expenses	4,307
Deposit payable	(3,050)
Accounts payable and accrued liabilities	(10,178)
Total adjustments	58,678
Net cash provided by operations	66,084

Investing activities:
Increase receivable - related party	(11,698)
Purchase of Kan-Can Resorts, Ltd	(5,689)
Purchase of equipment	(145,584)
Net cash (used for) investing activities	(162,971)

Financing activities:
Notes payable - bank	(37,069)
Notes payable	84,461
Shareholder loan	5,702
Convertible debentures	62,500
Net cash provided by financing activities	115,594

Net change in cash and cash equivalents	18,707

Cash and cash equivalents at beginning of period	57,517
Cash and cash equivalents at end of period	$ 76,224

Supplemental schedule of noncash investing and financing activities
Issuance of 400,000 shares of stock for conversion of
Debentures	$ 125,000

WESTSPHERE ASSET CORPORATION, INC.
Notes to Financial Statements
June 30, 2000
(Unaudited)

Note 1 - Management's Statement

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Westsphere Asset Corporation, Inc. as of June 30, 2000, and the results of operations for the three months and six months ended June 30, 2000, and cash flows for the six months ended June 30, 2000. The Notes to Financial Statements, which are contained in the audited financial statements, should be read in conjunction with these financial statements.

Note 2 - Summary of Significant Accounting Policies

Organization

The Company was incorporated in Colorado on July 21, 1998 as Newslink Networks TDS, Inc. and changed it name to Westsphere Asset Corporation, Inc. on April 29, 1999. On December 12, 1998, Westsphere acquired 41% of Vencash Capital Corporation (Vencash), and then on December 17, 1999, Westsphere acquired the remaining 59% of the outstanding stock of Vencash by exchanging common stock. The Company accounted for its acquisition of Vencash on the purchase method. Vencash is in the business of selling and installing cash vending machines throughout Canada. On May 18, 1999, Westsphere formed a wholly owned subsidiary, Westsphere Financial Group ltd. (Financial). Financial was organized to lease cash vending machines. On May 16, 2000, VC/POS/ATM Services Inc. (Services) was incorporated as a wholly owned subsidiary of Westsphere. Services had no business activity during this period.

On June 1, 1999, Westsphere acquired its interest in Kan-Can Resorts Ltd. (Kan-Can), by exchanging 290,000 shares of its common stock for a 10% interest in Kan-Can. The Company accounts for its investment in Kan-Can on the cost method.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Consolidation

The consolidated financial statements include Vencash, and its wholly owned subsidiaries, Financial and Services, all significant intercompany accounts and transactions have been eliminated.

Depreciation

Depreciation has been provided in amounts sufficient to relate the costs of depreciable assets to operations over their estimated useful lives principally on the straight-line method over three to seven years.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents

Inventory

Inventory consists of cash vending machines and valued at the lesser of cost on a first- in, first-out method or net realizable value.

Foreign Currency

Non-monetary items are translated at rates of exchange in effect when the purchase was made or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains or losses are included in operations.

Earnings (Loss) Per Share

Earnings (loss) per share of common stock are computed based on 12,573,036 and 12,506,369 weighted average number of common shares outstanding during the three and six-month periods ended June 30, 2000 respectively. Fully diluted earnings per share are not presented because they are anti-dilutive.

Goodwill

Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the date of acquisition and is being amortized on a straight-line method over fifteen years.

 EXHIBIT INDEX
Exhibit Number	Description	Reference
3.1(i)	Articles of Incorporation filed and all amendments thereto filed with the State of Colorado S July 21, 1998ecretary	Filed Herewith
3(i)(a)	Bylaws of the Registrant	Filed Herewith
3(i)(b)	By-Laws of Vencash Capital Corporation	Filed Herewith
4	Specimen Stock Certificate	Filed Herewith
10.1	Agreement dated December, 1998 by and between the Registrant and 3 Ocean Investment Corporation	Filed Herewith
10.2	Share Exchange Agreement dated December 7, 1998 by and between the Registrant, MacDonald Venture Corporation, Mr. Joseph Bowser and Mr. Robert L. Robins	Filed Herewith
10.3	Sample Conversion Agreement by and among the Registrant and various shareholders of Vencash Capital Corporation	Filed Herewith
10.4	ABS Processing Agreement dated October 28, 1998 by and between Vencash Capital Corporation and TNS Smart Network Inc.	Filed Herewith
10.5	Agreement dated June 24, 1999 by and between Vencash Capital Corporation and TCS (Canada) Limited	Filed Herewith
10.6	Sample Convertible Debenture issued by the Registrant in connection with the offering of $105,600 convertible debentures	Filed Herewith
10.7	Sample Loan Agreement and Promissory Note between the Registrant and various investors	Filed Herewith
21	List of Subsidiaries	Filed Herewith
23	Consent of Miller McCollum	Filed Herewith
27	Financial Data Schedules	Filed Herewith

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: October 31, 2000.

WESTSPHERE ASSET CORPORATION,
a Colorado corporation

By: 1st Douglas N. MacDonald

Name: Douglas N. MacDonald
Title: President

Directors:

/S/ Douglas N. MacDonald
Douglas N. MacDonald

/S/ Robert L. Robins
Robert L. Robins

/S/ Wyatt G. McNabb
Wyatt G. McNabb

/S/ Roy L. Queen
Roy L. Queen